AT&T Inc.
175 East Houston
San Antonio, Texas 78205
June 2, 2006
By Facsimile to (202) 772-9205
Larry Spirgel, Esq.,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-9303

Re:	AT&T Inc. — Registration Statement on Form S-4 (File No. 333-132904)
Dear Mr. Spirgel:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), AT&T Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective as soon as practicable today.
In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

Sincerely, AT&T INC.

By:	/s/ Wayne A Wirtz
	Name:	Wayne A Wirtz
	Title:	Assistant General Counsel

cc:	Eric M. Krautheimer (Sullivan & Cromwell LLP)